Cardiff Oncology, Inc.
11055 Flintkote Avenue
San Diego, CA 92121

April 21, 2022

VIA EDGAR
United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Doris Gama

        Re:    Cardiff Oncology, Inc.
        Form S-3
        File No. 333-264148

Ladies and Gentlemen:
    Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Cardiff Oncology, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Monday, April 25, 2022, or as soon thereafter as possible.
    Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

CARDIFF ONCOLOGY, INC.
By:	/s/ Mark Erlander
Name: Mark Erlander
Title: Chief Executive Officer